UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Archer Aviation Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03945R 102

(CUSIP Number)

Steven B. Stokdyk

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, CA 90067

(213) 891 7421

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03945R102	13D	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Adcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,159,347(1)
	8	SHARED VOTING POWER 26,072,259(1)
	9	SOLE DISPOSITIVE POWER 4,159,347(1)
	10	SHARED DISPOSITIVE POWER 26,072,259(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,231,606(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of: (i) 4,159,347 shares of Class B Common Stock (the “Class B Common Stock”) of Archer Aviation Inc. (the “Issuer”) held directly by Brett Adcock (“Mr. Adcock”); and (ii) 26,072,259 shares of Class B Common Stock held directly by Hight Drive Growth LLC (“Hight Drive”), a Delaware limited liability company. Mr. Adcock is the sole managing member of Hight Drive and, as such, has voting and investment discretion with respect to the securities directly held by it. Shares of the Issuer’s Class B Common Stock are convertible at any time into shares of the Issuer’s Class A Common Stock at the election of the holder or automatically upon certain transfers. Shares of the Issuer's Class B Common Stock held by Mr. Adcock and Hight Drive will automatically convert into shares of Class A Common Stock on the date that is 12 months following the date that Mr. Adcock ceased to provide services to the Issuer as an executive officer.

(2)	The percentage in row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on an aggregate 174,387,280 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2022, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on August 10, 2022.

CUSIP No. 03945R102	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hight Drive Growth LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,072,259(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,072,259(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,072,259(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of 26,072,259 shares of Class B Common Stock held directly by Hight Drive. Mr. Adcock is the sole managing member of Hight Drive and, as such, has voting and investment discretion with respect to the securities directly held by it.

(2)	The percentage in row 13 is calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, based on an aggregate 174,387,280 shares of Class A Common Stock outstanding as of August 5, 2022, as reported by the Issuer in its Quarterly Report for the period ended June 30, 2022, filed on Form 10-Q with the SEC on August 10, 2022.

CUSIP No. 03945R102	13D	Page 3 of 9 Pages

Amendment No. 2 to Schedule 13D

This Amendment Number 2 (this “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D”) initially filed with the United States Securities and Exchange Commission (the “SEC”) by Brett Adcock on September 16, 2021 with respect to the Class A Common Stock (the “Class A Common Stock”), par value $0.0001 per share, of Archer Aviation Inc. (the “Issuer”), a Delaware corporation, as subsequently amended by Amendment Number 1 filed with the SEC on May 20, 2022. The principal executive office of the Issuer is located at 1880 Embarcadero Road, Palo Alto, CA 94303.

This Amendment is being filed to report and reflect a reduction in the beneficial ownership of the Issuer’s capital stock in connection with sales.

This Amendment amends and supplements the Schedule 13D as set forth herein. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items of the Schedule 13D, as amended.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Amendment is being filed jointly by Brett Adcock (“Mr. Adcock”) and Hight Drive Growth LLC (“Hight Drive” and, together with Mr. Adcock, the “Reporting Persons”).

(b)	The business address of each of the Reporting Persons is c/o Steven B. Stokdyk, Latham & Watkins LLP, 10250 Constellation Blvd., Suite 1100, Los Angeles, CA 90067.

(c)	The present principal occupation of each of the Reporting Persons is as follows:

i.	Mr. Adcock’s present principal occupation is (i) the founder of a start-up technology company, (ii) serving as the sole member of Hight Drive and (iii) managing various personal investments. This Amendment further confirms hereby that: (i) effective April 13, 2022, Mr. Adcock ceased to be the Issuer’s Co-Chief Executive Officer and Co-Chairman of its Board of Directors and (ii) effective May 9, 2022, Mr. Adcock resigned as a member of the Issuer’s Board of Directors.

ii.	Hight Drive is a limited liability company organized under the laws of the State of Delaware. Hight Drive is a private investment entity that seeks appreciation of the assets held by it, for the benefit of its sole managing member, Mr. Adcock. The address of Hight Drive’s principal place of business is c/o Steven B. Stokdyk, Latham & Watkins LLP, 10250 Constellation Blvd., Suite 1100, Los Angeles, CA 90067.

(d)	During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Adcock is a citizen of the United States. Hight Drive is a Delaware limited liability company.

CUSIP No. 03945R102	13D	Page 4 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to the Business Combination Agreement, dated February 10, 2021, as amended and restated on July 29, 2021 (the “Business Combination Agreement”), by and among Atlas Crest Investment Corp. (the “Issuer”), Artemis Acquisition Sub Inc. (“Merger Sub”) and Archer Aviation Inc. (“Legacy Archer”), a business combination of Legacy Archer and the Issuer was effected by the merger of Merger Sub with and into Legacy Archer, with Legacy Archer, renamed Archer Aviation Operating Corp., surviving the merger (the “Surviving Entity”) as a wholly-owned subsidiary of the Issuer (the “Merger,” and, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”).

Upon consummation of the Business Combination on September 16, 2021 (the “Closing Date”), the Issuer changed its name from Atlas Crest Investment Corp. to Archer Aviation Inc., and each issued and outstanding share of the common stock of Legacy Archer was canceled and exchanged (the “Exchange”) for approximately 1.00656519 shares of the Issuer’s Class B Common Stock (“Class B Common Stock”). Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer as adopted on the Closing Date, shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock at the election of the holder or automatically upon certain transfers.

In accordance with the terms of the Business Combination, on the Closing Date and by virtue of the Exchange, Mr. Adcock acquired: (i) 4,159,347 shares of Class B Common Stock and (ii) the right to receive an additional 5,002,306 shares of Class B Common Stock within sixty days of the Closing Date in connection with the vesting and settlement of an equal number of performance-based restricted stock units (the “First Tranche PRSUs”), for which the performance conditions were determined to have been met as of the Closing Date, and which First Tranche PRSUs comprised one quarter of the Founder Grant (defined in Item 6, hereinbelow). Settlement of the First Tranche PRSUs for shares of Class B Common Stock was deferred pursuant to the Founder Grant award agreement previously entered into by and between Mr. Adcock and Legacy Archer, which agreement is discussed more specifically in Item 6, hereinbelow.

In accordance with the terms of the Business Combination, on the Closing Date and by virtue of the Exchange, Hight Drive acquired 27,756,278 shares of Class B Common Stock.

Concurrent with the closing of the Business Combination, Hight Drive also acquired 100,000 shares of Class A Common Stock, at a price of $10.00 per share, pursuant to a subscription agreement (the “PIPE Subscription Agreement”) entered by and between Hight Drive and the Issuer on the Closing Date.

All of the shares of the Issuer’s Class B Common Stock beneficially owned by the Reporting Persons were acquired on the Closing Date pursuant to the Exchange in respect of each Reporting Person’s previously owned shares of Legacy Archer. The source of funds for Mr. Adcock’s payment of the original purchase price for his shares of Legacy Archer common stock, which were exchanged for the Issuer’s Class B Common Stock on the Closing Date, was his personal funds. The source of funds for Hight Drive’s payment of the original purchase price for its shares of Legacy Archer common stock was its working capital, derived from a contribution of personal funds to Hight Drive by Mr. Adcock.

All of the shares of Class A Common Stock beneficially owned by Hight Drive were acquired on the Closing Date in consideration for a cash payment made pursuant to the PIPE Subscription Agreement in a private placement transaction which occurred concurrent with the closing of the Business Combination. The source of funds for Hight Drive’s purchase of the shares acquired pursuant to the PIPE Subscription Agreement was its working capital, derived from a contribution of personal funds to Hight Drive by Mr. Adcock. All of the shares of Class A Common Stock beneficially owned by Hight Drive were sold in open market transactions on July 28, 2022 and July 29, 2022.

The preceding summary is qualified by reference to the full text of the Business Combination Agreement and form of PIPE Subscription Agreement, which are filed as Exhibits 99.2 and 99.3, respectively, hereto and which are incorporated herein by reference.

CUSIP No. 03945R102	13D	Page 5 of 9 Pages

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons (i) have consummated a sale of a portion of their equity stake in the Issuer in multiple transaction, subject to the terms of the Separation Agreement (as defined in Item 6, hereinbelow), in compliance with all applicable federal and state securities laws and in multiple transactions which were undertaken pursuant to the Registration Statement filed by the Issuer on Form S-1 (as amended and supplemented to date, the “Registration Statement”) (File No. 333-260121) with the SEC, and which was declared effective by the SEC on October 26, 2021 and (ii) are considering an additional potential sale of a portion of their equity stake in the Issuer over time, subject to the terms of the Separation Agreement, in compliance with all applicable federal and state securities laws and/or in one or more transactions which may be undertaken pursuant to the Registration Statement. Furthermore, such sales from time to time may be made in the open market, in privately negotiated transactions, or otherwise. The Reporting Persons’ consideration of any potential sale may further be subject to market conditions, tax considerations, and other factors.

The Reporting Persons may also acquire additional securities of the Issuer, depending on market conditions and other factors, such as the business performance of the Issuer, but the Reporting Persons do not, as of the date of this Amendment, currently plan to purchase a quantity of the Issuer’s securities that would result in a substantial change in the beneficial ownership of the Reporting Persons or their ability to directly or indirectly change or influence the control of the Issuer. Any acquisition of additional securities of the Issuer by the Reporting Persons from time to time may be effectuated in the open market, in privately negotiated transactions, or otherwise.

Each of the Reporting Persons otherwise intends to review its investment in the Issuer and the Issuer’s performance and market conditions periodically and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time.

In the future, each Reporting Person may take actions including, among other things, communication with members of management, the Board or other shareholders of the Issuer and/or other relevant parties from time to time with respect to operational, strategic, financial, management, or governance matters, including, but not limited to, the matters enumerated in Items 4(a) through 4(j), hereinbelow.

As of the date of this Amendment, other than as described in the first paragraph of this Item 4 or as otherwise set forth in the Schedule 13D, as amended by this Amendment, the Reporting Persons do not have any present plans that relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 03945R102	13D	Page 6 of 9 Pages

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)          All percentages set forth in this Item 5 were calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act, and based on an aggregate total of 174,387,280 shares of the Issuer’s Class A Common Stock outstanding as of August 5, 2022 as reported by the Issuer in its Quarterly Report for the period ended June 30, 2022, filed on Form 10-Q with the SEC on August 10, 2022.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, for purposes of Rule 13d-3(d)(1)(i) of the Exchange Act, an aggregate total of 30,231,606 shares of the Class A Common Stock of the Issuer, which represents 17.3% of the Issuer’s outstanding Class A Common Stock, and which includes an aggregate 30,231,606 shares of Class B Common Stock which are convertible at any time into an equal number of shares of Class A Common Stock at the election of the holder or automatically upon certain transfers. The Reporting Persons did not, and do not, have the right to acquire any additional shares of Class A Common Stock within sixty days of April 14, 2022 (the “Forfeiture Date”) or the date of this Amendment.

As of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Hight Drive may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 0 shares, or 0.0%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 26,072,259 shares, or 15.0%, of the Issuer’s Class A Common Stock.

As of the date of this Amendment, assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into shares of the Issuer’s Class A Common Stock, Mr. Adcock may be deemed to have: (i) sole power to vote and dispose, or direct the vote and disposition of, 4,159,347 shares, or 2.4%, of the Issuer’s Class A Common Stock and (ii) shared power to vote and dispose, or direct the vote and disposition of, 26,072,259 shares, or 15.0%, of the Issuer’s Class A Common Stock.

(c)            On the Forfeiture Date, and as of the date of this Amendment, Mr. Adcock forfeited the settlement of 5,002,306 shares of Class B Common Stock underlying the First Tranche PRSUs. On April 28, 2022 (the “Separation Agreement Date”), as more specifically described in Item 6, hereinbelow, by virtue of the mutual execution of the Separation Agreement (defined in Item 6, hereinbelow) by Mr. Adcock and the Issuer, the Issuer’s repurchase right was terminated, effective immediately, with respect to the: (i) Unvested Option Shares (defined in Item 6, hereinbelow) directly held by Mr. Adcock and (ii) Unvested Restricted Shares (defined in Item 6, hereinbelow) directly held by Hight Drive. On the Separation Agreement Date, by virtue of the mutual execution of the Separation Agreement by Mr. Adcock and the Issuer, the Founder Grant was caused to be modified so that its vesting period did not terminate and was instead extended by 15 months from the Separation Agreement Date, as more specifically described in Item 6, hereinbelow.

CUSIP No. 03945R102	13D	Page 7 of 9 Pages

During the last 60 days, the Reporting Persons effected the following transactions in the Issuer’s capital stock:

Date	Amount	Price Per Share		Type of Transaction
September 9, 2022	100,000	$0.0000		(18)
September 9, 2022	100,000	$3.5027	(1)	Open market sale
September 14, 2022	100,000	$0.0000		(19)
September 14, 2022	100,000	$3.1534	(2)	Open market sale
September 15, 2022	125,000	$0.0000		(20)
September 15, 2022	125,000	$3.2407	(3)	Open market sale
September 19, 2022	140,000	$0.0000		(21)
September 19, 2022	140,000	$3.0043	(4)	Open market sale
September 20, 2022	27,370	$0.0000		(22)
September 20, 2022	27,370	$3.1083	(5)	Open market sale
September 21, 2022	76,956	$0.0000		(23)
September 21, 2022	76,956	$3.0299	(6)	Open market sale
September 22, 2022	9,627	$0.0000		(24)
September 22, 2022	9,627	$3.0003	(7)	Open market sale
September 23, 2022	100,000	$0.0000		(25)
September 23, 2022	100,000	$2.7437	(8)	Open market sale
September 26, 2022	100,000	$0.0000		(26)
September 26, 2022	100,000	$2.8304	(9)	Open market sale
September 27, 2022	120,000	$0.0000		(27)
September 27, 2022	120,000	$2.8250	(10)	Open market sale
September 28, 2022	76,047	$0.0000		(28)
September 28, 2022	76,047	$2,7949	(11)	Open market sale
October 6, 2022	100,000	$0.0000		(29)
October 6, 2022	100,000	$2.8574	(12)	Open market sale
October 11, 2022	100,000	$0.0000		(30)
October 11, 2022	100,000	$2.6316	(13)	Open market sale
October 17, 2022	100,000	$0.0000		(31)
October 17, 2022	100,000	$2.8282	(14)	Open market sale
October 20, 2022	11,319	$0.0000		(32)
October 20, 2022	11,319	$2.7963	(15)	Open market sale
October 25, 2022	100,000	$0.0000		(33)
October 25, 2022	100,000	$2.7817	(16)	Open market sale
October 26, 2022	97,700	$0.0000		(34)
October 26, 2022	97,700	$2.8361	(17)	Open market sale

(1)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.4550 to $3.5400 inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the shares of Class A Common Stock sold at each separate price within the range set forth in this footnote (1) and footnotes (2), (3), (4), (5), (6), (7), (8), (9), (10), (11), (12), (13), (14), (15), (16) and (17).

(2)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.1200 to $3.1950 inclusive.

(3)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.1700 to $3.3550 inclusive.

(4)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0000 to $3.0550 inclusive.

(5)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0500 to $3.1550 inclusive.

(6)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0000 to $3.0900 inclusive.

(7)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $3.0000 to $3.0050 inclusive.

(8)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.7100 to $2.7800 inclusive.

(9)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.7208 to $2.9050 inclusive.

(10)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.7400 to $2.8600 inclusive.

(11)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.7650 to $2.8100 inclusive.

CUSIP No. 03945R102	13D	Page 8 of 9 Pages

(12)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.8300 to $2.9150 inclusive.

(13)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.6000 to $2.7200 inclusive.

(14)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.8000 to $2.8950 inclusive.

(15)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.7900 to $2.8350 inclusive.

(16)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.7400 to $2.8250 inclusive.

(17)	Weighted average price. These shares were sold in multiple transactions at prices ranging from $2.7700 to $2.8900 inclusive.

(18)	On September 9, 2022, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.

(19)	On September 14, 2022, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.

(20)	On September 15, 2022, the Reporting Persons directed the sale of 125,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 125,000 shares of the Class A Common Stock.

(21)	On September 19, 2022, the Reporting Persons directed the sale of 140,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 140,000 shares of the Class A Common Stock.

(22)	On September 20, 2022, the Reporting Persons directed the sale of 27,370 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 27,370 shares of the Class A Common Stock.

(23)	On September 21, 2022, the Reporting Persons directed the sale of 76,956 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 76,956 shares of the Class A Common Stock.

(24)	On September 22, 2022, the Reporting Persons directed the sale of 9,627 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 9,627 shares of the Class A Common Stock.

(25)	On September 23, 2022, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.

(26)	On September 26, 2022, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.

(27)	On September 27, 2022, the Reporting Persons directed the sale of 120,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 120,000 shares of the Class A Common Stock.

(28)	On September 28, 2022, the Reporting Persons directed the sale of 76,047 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 76,047 shares of the Class A Common Stock.

(29)	On October 6, 2022, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.

(30)	On October 11, 2022, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.

(31)	On October 17, 2022, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.

(32)	On October 20, 2022, the Reporting Persons directed the sale of 11,319 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 11,319 shares of the Class A Common Stock.

(33)	On October 25, 2022, the Reporting Persons directed the sale of 100,000 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 100,000 shares of the Class A Common Stock.

(34)	On October 26, 2022, the Reporting Persons directed the sale of 97,700 shares of the Issuer’s Class B Common Stock, resulting in the automatic conversion of the shares into 97,700 shares of the Class A Common Stock.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s capital stock which are directly or indirectly beneficially owned by the Reporting Persons.

(e)            Not applicable.

CUSIP No. 03945R102	13D	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 27, 2022

By:	/s/ Brett Adcock
Name:	Brett Adcock

Date:     October 27, 2022

Hight drive Growth LLC

By:	/s/ Brett Adcock
Name:	Brett Adcock
Title:	Managing Member